EXHIBIT 99.1

Golar LNG Dividend Information

HAMILTON, Bermuda, Feb. 29, 2016 (GLOBE NEWSWIRE) -- Reference is made to the fourth quarter 2015 report released on February 29, 2016. Golar LNG will be trading ex-dividend of a total dividend of $0.05 per share on March 14, 2016. The record date will be March 16, 2016 and the dividend will be paid on or about March 30, 2016.

Golar LNG Limited
Hamilton, Bermuda
29 February, 2016

CONTACT: Brian Tienzo
         Chief Financial Officer
         tel +44 207 063 7900